June 9, 2005

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:   John Reynolds
    Assistant Director
    Re:     Healthcare Acquisition Corp.
Registration Statement on Form S-1 filed May 6, 2005
Amendment No. 1 to Registration Statement on Form S-1 filed June 9, 2005
File No. 333-124712

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Maureen Bauer and John Zitko.

This letter is being filed in response to the Staff’s comments to the Registration Statement on Form S-1 filed May 6, 2005. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Matthew P. Kinley, President and Treasurer of the Company, dated June 6, 2005.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prior to the effectiveness of the Registration Statement we will provide the Staff with a copy of the letter or a call from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.
Provide disclosure in a prominent place in the prospectus (e.g., the Summary) detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. In this regard, please explain the last sentence of the next to last paragraph under "Use of proceeds." Please disclose any limits on remuneration paid following a combination. If none, please disclose. We also note that such sentence could give an appearance of inconsistency with risk factor eight. We may have further comment.

Disclosure has been provided throughout the Registration Statement regarding the various fees and reimbursements which are being paid to existing stockholders and/or officers and directors as a part of this offering. The last paragraph in “Use of Proceeds” has been modified in response to the Staff’s comments. Risk factor 8 has been deleted in its entirety, since the Company does not anticipate using any affiliates as management companies.

3.
We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of all companies known to the issuer, underwriter, or their respective counsel, that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis; the Securities Act Form upon which the companies have filed; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Attached as Annex A is a list, in tabular format, of other blank check offerings known to the Company, Maxim Group LLC and their respective counsel, as requested. We have added a risk factor regarding the same.

Summary, page 1

Redemption

4.
We note the statements on pages 2 and 49 that HAC may redeem the outstanding warrants only with the prior consent of Maxim Group LLC. Please file the agreement evidencing such an arrangement as an exhibit with your next amendment. Additionally, please disclose in this section and elsewhere as appropriate whether the redemption of the warrants by HAC would include the warrants held by Maxim Group LLC as a result of the exercise of Maxim Group LLC’S 300,000 unit purchase option, and if so, discuss the conflicts of interest that result from Maxim Group LLC having the right to consent before HAC can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

The Registration Statement has been modified throughout to delete references to the prior consent required of Maxim Group LLC in order to redeem the warrants. The warrant agreement has been filed as an exhibit in Amendment No. 1. All warrants are subject to redemption.

5.
Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders in order for the redemption rights to apply.

The Registration Statement has been modified to discuss the rationale for the trading price of the stock prior to redemption.

Conversion Rights for Stockholders Voting to Reject a Business Combination

6.
Provide, here and elsewhere in the prospectus as appropriate, a definition for the term "Public Stockholder" as used by HAC with respect to this offering. In this context, please discuss in particular whether this term would include the "Initial Stockholder" of HAC and/or their affiliates, in the case of shares held by such persons that are acquired in the offering or pursuant to open market purchases of units or common stock.

The Registration Statement has been modified as requested.

Financial Data

7.	It appears that actual working capital as of April 30, 2005 was ($90,753) due to the short term nature of the notes payable to stockholders. See Note 4 to the financial statements. Please revise.

The Registration Statement has been modified as requested.

Risk Factors, page 6

8.
Please revise the subheading of risk factor nine to note that your officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by you.

The risk factor has been modified as requested.

9.	In an appropriate section of the prospectus, please specifically disclose the entities, officers, and directors to which you refer in risk factor nine.

The Registration Statement (under “Management - Conflicts of Interest”) has been modified as requested.

10.
If true, please revise the discussion for risk factor nine to affirmatively state that such officers and directors owe a prior fiduciary duty, as you disclose on page 42, and not simply that "they may have fiduciary obligations .... "

The risk factor has been modified as requested.

11.
We note the possibility of the type of conflict of interest discussed in risk factor 10. In an appropriate section of the prospectus, please specifically disclose whether HAC will or may enter into a business combination with an affiliate of any of HAC's officers or directors.

We have modified the Registration Statement to disclose that the Company will not enter into a business combination with an affiliate of any of its officers, directors or existing stockholders.

12.
Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to HAC or investors in the offering. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. See especially risk factors 6, 25, 26, 30, 36, 37, and 40.

We have modified risk factor 6 to comply with the Staff’s comment, and deleted risk factors 25, 26, 30, 36, 37 and 40.

13.	Please provide substantiation for the assertions contained in risk factor 31 or remove.

We have modified risk factor 31 to comply with the Staff’s comment.

Use of Proceeds, page 22

14.
We note your disclosure on page 23 that the warrants potentially to be purchased by Mr. Pappajohn or his designees, or by Maxim Group LLC, will not be callable. Please disclose the basis for such treatment, both in this section and the summary, and include a risk factor for this issue and, if evidenced by a written agreement, please file such agreement as an exhibit to your next amendment.

The warrants will be callable. The Registration Statement has been modified to delete references to non-callability.

15.
We note that the agreements between HAC and the entities affiliated with its directors, filed as exhibits to your registration statement, appear to cover only "certain office and secretarial services as may be required by HAC from time to time." Please file the written documentation under which HAC is leasing office space from such entities, as disclosed in the prospectus or, if none exist, an analysis as to the basis of such agreements. We may have further comment.

There are no separate subleases or other agreements under which the Company is leasing or renting space from the director-affiliated entities. The payments under such agreements are based on estimates of the fair value of the space and services allocable to the Company, which the Company receives at such locations, and which it shares with other entities.

16.
We note your disclosure on page 24 that the loans received from your officers and directors were "used to pay a portion of the expenses of this offering, such as SEC registration fees, NASD registration fees and legal and accounting fees and expenses." We also note that $175,000 for loan repayment is listed as a use of net proceeds on page 22. Since SEC registration fees, NASD registration fees and legal and accounting fees and expenses are already listed as offering expenses on page 22, it appears that such $175,000 may have been accounted for twice. Please reconcile or advise as to the reasons why such treatment is correct.

The Registration Statement has been modified as requested.

Dilution, page 25

17.	It appears that net tangible book value was ($90,753) at April 30, 2005 or approximately ($.06) per share, taking into account the deferred offering costs. Please revise.

The Registration Statement has been modified as requested.

Capitalization, page 26

18.
We note the $175,000 in loans to stockholders that will be repaid with offering proceeds. Please revise the capitalization table to include such loans or advise as to your reasons for their non-inclusion.

The Registration Statement has been modified as requested.

Proposed Business, page 29

19.
We note the statement that you may acquire "international assets or an operating business" Please disclose any criteria you will use to evaluate such international acquisitions that are different from the criteria you will use to evaluate domestic acquisitions. Additionally, please include an appropriate risk factor or factors to address the material risks presented by such an acquisition strategy and include this issue within the discussion entitled "Selection of a target business and structuring of a business combination." If appropriate, discuss in your summary section.

The Registration Statement has been modified as requested.

20.
To the extent not already disclosed, please identify the factual basis for all statements contained in the factors listed under the statement "We believe that growth will be driven by the following factors:" To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then HAC must adopt the information as HAC's own or provide a consent for its use.

The first bulleted item in this section indicates that the source is publicly available from the United States Census Bureau. The other two bulleted items have been modified to indicate that they are based on management’s belief.

Effecting a Business Combination

21.
We note the statement contained in risk factor 4 that HAC's directors have agreed to be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by HAC for services rendered or products sold to HAC. Please elaborate upon the certain circumstances under which your directors have agreed to such an arrangement.

The Registration Statement has been modified as requested.

22.
We note the statement contained under the heading "We have not identified a target business:" "To date, we have not selected any target business on which to concentrate our search for a business combination." Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff supplemental to your disclosure. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We also note similar discussion in risk factor one. Please revise such discussion in line with this comment as well. We may have further comment.

The Registration Statement has been modified as requested.

23.
In the last paragraph under the heading "Selection of a target business and structuring of a business combination," we note the disclosure that HAC will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and their affiliates will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving HAC.

The Registration Statement has been modified as requested.

Facilities

24.
Please disclose the specific office space and general and administrative services covered by the agreements with Equity Dynamics, Inc. and The Lan Group, both of which are affiliated with your various directors. The agreements with the companies attached as exhibits to the registration statement do not appear to identify the specific space or services.

The Registration Statement has been modified as requested.

Management, page 40

25.
In the penultimate paragraph under "Conflicts of Interest," clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder's own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

The Registration Statement has been modified as requested.

Certain Relationships and Related Transactions, page 46

26.	Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

The Registration Statement has been modified as requested.

Description of Securities, page 48

27.
In the disclosure under the heading "Shares Eligible for Future Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

The Registration Statement has been modified as requested.

28.	Please provide disclosure with respect to the agreements of your directors to purchase warrants in the open market following the offering, as stated in risk factor 10.

The Registration Statement has been modified as requested.

Underwriting, page 53

29.
Please confirm with respect to any electronic offer, sale or distribution of the shares, if true, that the procedures you will follow will be consistent with those previously described to and cleared by the Office of Chief Counsel.

We have been informed by Maxim Group LLC that they will follow procedures consistent with those previously described to and cleared by the Office of Chief Counsel in connection with any electronic distribution of the prospectus which is included as part of the Registration Statement.

30.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Interact. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We have been advised by Maxim Group LLC that there are no arrangements with any third parties to host or access our preliminary prospectus on the Internet, nor is it the Company’s intent to make any such arrangements. The Company acknowledges that if it or Maxim subsequently enter into any such arrangements, it will promptly provide the Staff supplemental information.

31.	Please advise us whether HAC or the underwriters intend to conduct a directed share program in conjunction with this offering.

The Company has been advised by Maxim Group LLC that it does not intend to conduct a directed share program in conjunction with this offering, nor is it the Company’s intent to conduct a directed share program in conjunction with this offering.

Financial Statements

32.	All negative and loss amounts should be bracketed in the financial statements and throughout the text.

The Registration Statement has been modified as requested.

33.	Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Duly noted.

34.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

A currently dated consent of the independent accountants is included in Amendment No 1.

If you have any questions, please contact the undersigned at 515-244-5746, or Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at 212-370-1300.

Very truly yours,

HEALTHCARE ACQUISITION CORP.

By:	/s/ Matthew P. Kinley
Matthew P. Kinley
President and Treasurer

cc:           Maureen Bauer
John Zitko
John Pappajohn
Derace L. Schaffer, M.D.
Clifford A. Teller
Andrew Scott
Barry I. Grossman, Esq.
Stuart Neuhauser, Esq.
Paul Juffer
Steven Skolnick, Esq.

Company Name	Registration File Date	Date of Effectiveness	IPO Date	Status of Offering	Amount Escrowed ($MM)	Status of the Business Combination	Securities Act Form	Underwriter	Issuer Counsel	Underwriter Counsel
Millstream Acquisition Corp.	5/19/03	8/25/03	8/28/03	Closed	$20.7	Completed	S-1 / 424B3	EarlyBirdCapital, Inc.	Klehr, Harrison, Harvey, Branzburg, & Ellers	Graubard Miller
CEA Acquisition Corp.	11/10/03	2/12/04	2/19/04	Closed	$20.5	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
Chardan China Acquisition Corp.	1/16/04	3/16/04	3/22/04	Closed	$20.5	Announced	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Davis & Gilbert
Great Wall Acquisition Corp.	12/4/03	3/17/04	3/23/04	Closed	$20.4	Pending	S-1 / 424B3	Broadband Capital Management	Graubard Miller	Littman Krooks Roth & Ball PC
Tremisis Energy Corp.	3/12/04	5/12/04	5/18/04	Closed	$33.1	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
Arpeggio Acquisition Corp.	4/23/04	6/24/04	6/30/04	Closed	$35.4	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
Sand Hill IT Security Acquisition Corp.	4/26/04	7/26/04	7/30/04	Closed	$18.4	Pending	S-1 / 424B3	Newbridge Securities Corp.	Jenkens & Gilchrist PC	Dilworth Paxson LLP
Trinity Partners Acquisition Co., Inc.	5/10/04	7/29/04	8/4/04	Closed	$7.5	Announced	S-1 / 424B3	HCFP Brenner Securities LLC	Sonnenschein Nath & Rosenthal	Graubard Miller
China Mineral Acquisition Corp.	5/28/04	8/24/04	8/30/04	Closed	$20.4	Pending	S-1 / 424B3	Broadband Capital Management	Loeb & Loeb LLP	Littman Krooks Roth & Ball PC
Rand Acquisition Corp.	6/30/04	10/27/04	11/2/04	Closed	$20.6	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
China Unistone Acquisition Corp.	7/23/04	11/18/04	11/24/04	Closed	$17.6	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Davis & Gilbert
International Shipping Enterprises	10/13/04	12/16/04	12/16/04	Closed	$180.6	Announced	S-1 / 424B3	Sunrise Securities Corporation	Gusrae Kaplan & Bruno / Healy & Baillie LLP	Graubard Miller
Millstream II Acquisition Corp.	10/25/04	12/17/04	12/23/04	Closed	$21.2	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
Coastal Bancshares	8/17/04	2/14/05	2/18/05	Closed	$28.5	Pending	S-1 / 424B4	I-Bankers Securities Inc.	Jenkens & Gilchrist PC	Dilworth Paxson LLP
Aldabra Acquisition Corp.	12/23/04	2/17/05	2/24/05	Closed	$42.6	Pending	S-1 / 424B3	Morgan Joseph & Co. Inc. / EarlyBirdCapital, Inc.	Graubard Miller	Olshan Grundman Frome Rosenzweig & Wolosky LLP
Ardent Acquisition Corp.	12/6/04	2/24/05	3/2/05	Closed	$31.2	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
Mercator Partners Acquisition Corp.	1/26/05	4/11/05	4/15/05	Closed	$53.4	Pending	S-1 / 424B3	HCFP Brenner Securities LLC	Eaton & Van Winkle	Graubard Miller
Terra Nova Acquisition Corp.	1/31/05	4/19/05	4/22/05	Closed	$24.8	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP
KBL Healthcare Acquisition Corp. II	2/25/05	4/21/05	4/27/05	Closed	$42.4	Pending	S-1 / 424B3	EarlyBirdCapital, Inc.	Graubard Miller	Bingham McCutchen LLP

Services Acquisition Corp. International	2/14/05	-	-	Filed	N/A	Pending	S-1	Broadband Capital Management	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC	Littman Krooks Roth & Ball PC
International Metals Enterprises	2/23/05	-	-	Filed	N/A	Pending	S-1	Sunrise Securities Corporation	Meister Seelig & Fein LLP	Graubard Miller
Juniper Partners Acquisition Corp.	3/1/05	-	-	Filed	N/A	Pending	S-1	HCFP Brenner Securities LLC	Graubard Miller	-
Israel Tech Acquisition Corp.	3/15/05	-	-	Filed	N/A	Pending	S-1	EarlyBirdCapital, Inc.	Graubard Miller	Kramer Levin Naftalis & Frankel, LLP
TAC Acquisition Corp.	3/17/05	-	-	Filed	N/A	Pending	S-1	Wedbush Morgan Securities Inc	Sutherland, Asbill & Brennan LLP	Cooley Godward LLP
Fortress America	3/23/05	-	-	Filed	N/A	Pending	S-1	Sunrise Securities Corporation	Squire Sanders & Dempsey LLP	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC
Ad.Venture Partners, Inc.	4/18/05	-	-	Filed	N/A	Pending	S-1	Wedbush Morgan Securities Inc, Adams Harkness, Ramius Securities	Cooley Godward LLP	Bingham McCutchen LLP
Community Bankers Acquisition	4/22/05	-	-	Filed	N/A	Pending	S-1	I-Bankers Securities Inc.	Dilworth Paxson LLP	Greenberg Traurig, LLP
Courtside Acquisition	4/27/05	-	-	Filed	N/A	Pending	S-1	Early Bird Capital, Inc	Graubard Mollen & Miller	Kramer Levin Naftalis & Frankel, LLP
Ithaka Acquisition	5/2/05	-	-	Filed	N/A	Pending	S-1	EarlyBirdCapital, Inc.	Graubard Miller	Foley & Lardner LLP
Stone Arcade Acquisition	5/3/05	-	-	Filed	N/A	Pending	S-1	Morgan Joseph & Co. Inc. & EarlyBirdCapital, Inc.	Loeb & Loeb LLP	Greenberg Traurig, LLP
Federal Services Acquisition	5/4/05	-	-	Filed	N/A	Pending	S-1	CRT Capital Gorup LLC	Dechert LLP	Bingham McCutchen LLP
Oakmont Acquisition	5/4/05	-	-	Filed	N/A	Pending	S-1	Morgan Joseph & Co. Inc. / Wells Fargo Securities, LLC	McDermott Will & Emery LLP	Benesch, Friedlander, Coplan & Aronoff LLP
Healthcare Acquisition	5/6/05	-	-	Filed	N/A	Pending	S-1	Maxim Group LLC	Ellenoff Grossman & Schole LLP	Lowenstein Sandler PC
India Globalization Capital	5/13/05	-	-	Filed	N/A	Pending	S-1	Ferris, Baker Watts Inc.	Seyfarth Shaw LLP	Gersten, Savage, Kaplowitz, Wolf & Marcus LLP
Chardan China Acquisition Corp. II	5/17/05	-	-	Filed	N/A	Pending	S-1	EarlyBirdCapital, Inc.	Graubard Miller	Blank Rome LLP
Chardan China Acquisition Corp. III	5/17/05	-	-	Filed	N/A	Pending	S-1	EarlyBirdCapital, Inc.	Graubard Miller	Blank Rome LLP
Key Hospitality	5/17/05	-	-	Filed	N/A	Pending	S-1	Maxim Group LLC	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC	Ellenoff Grossman & Schole LLP
Coconut Palm Acquisition	5/20/05	-	-	Filed	N/A	Pending	S-1	Morgan Joseph & Co. Inc. / EarlyBirdCapital, Inc.	Graubard Miller	Olshan Grundman Frome Rosenzweig & Wolosky LLP
JK Acquisition Corp.	5/25/05	-	-	Filed	N/A	Pending	S-1	Ferriss, Baker Watts, Inc.	Patton Boggs LLP	Venable LLP
InterAmerican Acquisition Group Inc.	6/6/05	-	-	Filed	N/A	Pending	S-1	Granite Financial Group, Inc./Ramius Securities, LLC	Kramer Levin Naftalis & Frankel LLP	Loeb & Loeb LLP
Star Maritime Acquisition Corp.	6/9/05	-	-	Filed	N/A	Pending	S-1	Maxim Group LLC	Loeb & Loeb LLP	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC